Filed by: FACT II Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: FACT II Acquisition Corp.

Commission File Number: 001-42421

Date: March 20, 2026

On March 20, 2026, SPACInsider posted a podcast featuring Adam Gishen, Chief Executive Officer of FACT II Acquisition Corp., and Brent Borden, Chief Executive Officer of Precision Aerospace & Defense Group, Inc., in connection with the previously announced proposed business combination. A transcript of the podcast is below:

Nick Clayton 0:00

Hello and welcome to another SPAC Insider PodCast where we bring an independent eye in interviewing the targets of SPAC transactions and other SPAC partners. The work of maintaining and supplying the US Armed Forces is now front and center in the Daily News, but precision aerospace and defense has long been carrying out a strategy to acquire critical manufacturers and suppliers in this area. Now it is taking that platform to the public markets in a SPAC deal. I’m Nick Clayton, and this week, I speak with Brent Borden, CEO of Precision Aerospace & Defense Group, Inc. (“PAD”) and Adam Gishen, CEO of FACT II Acquisition Corp. (NASDAQ: FACT) (“FACT II”). They announced $310 million combination last December. Brent explains how his company has selected targets with unique capabilities to build an EBA deposited network of subsidiaries that differs from a traditional private equity roll up play. Adam gets into how the company’s backlog provides significant visibility into its future revenue and how the FACT II team will continue advising the company through its next wave of growth and beyond. Take a listen.

Nick Clayton 1:10

So Brent, all it takes is a glance at the Daily News to see where things are in terms of demand for not only defense and aerospace goods, but also the strain that the US and allied military stocks are under at the moment. Where does precision, aerospace and defense fit into all of that?

Brent Borden 1:24

That’s a great question, Nick, and there’s obviously not just the activity in Iran in the Middle East, but if you look at Ukraine and Russia, as well as China and Taiwan, there’s a lot of activity militarily going on. And one of the key places we play, not just on the front end engineering, but is on the back end and of sustainment. And so you look at airframes like the b1 bomber, the C 17, the F 35 that are being used in these operations, and we see them on all the media. Those are airframes that we are supporting with some unique capabilities that we have here at PAD to be able to provide sustainment services for landing gear on the C 17, for example, looking at the b1 bomber, we have one of two licenses that enables us to provide MRO type activity for the b1 through Boeing their contract and and so we’re, we’re intimately involved in ensuring that that equipment is ready and be able to perform the security mission that we currently Have around the world.

Nick Clayton 2:21

Adam, you know, your team’s first SPAC deal took you into the solar power space. So what caught your eye with precision, aerospace and defense and brought you over into this sector?

Adam Gishen 2:31

Yeah, that’s a great question. So there was, there were two real huge, I would say, sort of tectonic moves going on right now in the aerospace and defense sector, in the US. The first is that the supply chain has pretty much been totally domesticated and in a rapid period of time. So you’re looking at the basic domestication of in huge industrial base going on in the US. And that means jobs, it means growth. It means, you know, real kind of investment rapidly. And then the second big tectonic plate is just the amount of spend which is going on right now to re arm and make sure that the military and the civil aviation aircraft are operating at the right level. So, you know, that’s, that’s, that’s immediacy, that’s very big spend, and so that that really is a sector that we think is going to grow and grow for the next few years. I would say, the other thing that we sort of focused on here, we were very keen to find a company with real operating cash flows. We’d seen many SPACs obviously go public on revenue multiples, pre revenue kind of operations here we wanted to go for something which was right down the middle of the fairway, but offered really attractive growth for investors. And if you’re looking at free cash flow, this company has a 70% cash flow to EBITDA ratio, which means that for every dollar of EBITDA they generate, it’s point seven in cash, which is extremely high. And that’s a very, very attractive fundamental basis for making an investment with us.

Nick Clayton 3:48

yeah, and especially just, you know, based on the way that this company has been put together, PAD has a broad portfolio of products and services, and I do want to touch upon all of them. But, you know, much of this group has been assembled through M and A and I just kind of like to start with that strategy a little bit. You know, what did PAD see out there in terms of the opportunity to generate value with a consolidation in some of these sub sectors from the start?

Brent Borden 4:09

Yeah, well, Nick, what we were looking for really was a company that’s legacy, owned and managed by an owner that built it over the past 1020, 30 years. And so that was our primary target. And then the reason that we look for that is because you have the institutional knowledge that’s going to stay with that company, so different than a private equity roll up, where you might stack companies together and then trim them up and resell them in the three to five years, we’re looking for a long term legacy organization. So that’s our start there with those companies like Adam mentioned, you know, we’re generating cash flow in a remarkable gate. So we’re excited about the growth and opportunity, and that’s what we look for in those targets. And then we want to make sure that as we grow the segment in sectors, we’re not stacking companies with the same capabilities on top of each other, because we’re not that private equity roll up strategy. We’re trying to be participating. And more of the supply chain, rather than less. And be an expert in one area, we want to provide solutions across multiple areas. Based on my previous experience and understanding what the Dow government agencies and our Prime customers, our OEM customers, want and need. We’re looking for those types of companies that can provide solutions, not just in an organic mode and a synergistic mode between the companies we’ve acquired. But as we move forward, we’re looking for more technology capability, so additive manufacturing, composites capability. We’re looking for an RF solution. We have some of that we want to grow on that so that we’re able to provide solutions for what the Dow SOCOM and others are looking for.

Nick Clayton 5:41

And so, you know, getting into each of those stacks, it appears that PAD’s main holdings are grouped largely under three umbrellas. You have engineering and sustainment, precision manufacturing and non destructive testing. Could you touch upon each of those and the roles that they play within their sectors?

Brent Borden 5:54

Yeah, absolutely. On the engineering side, obviously front end of new development and design. One of the companies that we have there is Aerodyne, and they’re doing testing with jet engines. They do embedded sensors rake systems that are able to provide a solution back to GE aerospace rolls, Royce, for example, that enables them to optimize the designs that are building for six gen fighter jets as well as new engines for the commercial aerospace industry, and so we’re able to provide that capability on the front end of engineering and solutions for that, and then on the back end, we look at sustainment, because you have to have airframes that are sustained even now, with respect to the activity in Iran, there’s been concern about the costs for oil going up per barrel, and with that, is that going to slow down the new airframes coming into the marketplace, or is it going to increase that for efficiency, where the cost of oil is going to impact commercial flight? And so where do we play in that? We play on both ends. We play on the front end for more efficient engines. We play on the back end for sustainment of those that are already out there, and that includes commercial and military airframe so we believe that that positions us on both end of the market. And then if you look at precision manufacturing, we do have some barriers to entry there. So at VNM, we do hard metals machining, which is 300 m material, very difficult to machine, and it’s used for landing gear. And in that particular situation, on the C 17, the C 17 takes off and lands every 30 seconds, because there are so many across the country and in world deployments. And so that airframe is constantly being refitted for and refurbished for landing gear. And so we’re able to participate in that. The demand is great. SPM they have large format manufacturing. C1 30 is one of their projects that they work on for the flaps that are manufactured and assembled there with large format capability. And so that’s a unique barrier to entry, because those machines cost two and a half million dollars a piece. So it’s a unique environment that we’re in there a non destructive test. We do a lot of work with SpaceX and some of the other space companies. But more recently, we engineered and designed a solution that could test non destructively flat materials, so that you could increase the speed at which you could test so from 60,000 to a two inch swath of material at a time, basically cutting the lead time down for material to go to SpaceX to manufacture their rocket engines. We’re able to rush that through with this new design and engineering capability that is buried to entry. So they’ve come to us saying, what else can you provide for us to speed this process up? I think SpaceX did 170 launches last year in 2025 so their demand is extremely high, and we’re playing in multiple areas of where they’re building Starlink and starship and so we’re excited about that growth there as well. Anything that goes on aerospace and space has to be verified, material wise, before it goes into manufacturing, and that’s a critical part of the supply chain.

Nick Clayton 8:55

Yeah, it’s a really interesting slice of the market. Just, you know, looking at your revenue mix, you have a lot of it coming from commercial aviation. And I think some people might think of, you know, the commercial aviation sector as being under, you know, a bit of a cash crunch a lot of the time, especially because they’re sensitive to some of these wider things. But you know, the companies you’ve been able to add here are EBITDA positive, and you’ve been able to grow EBITDA consistently within that core. Just sort of, what is it about this particular sector that makes these companies more resilient to some of those kind of broader macro trends?

Brent Borden 9:25

It really comes down to the relationships they’ve built over 510, 15 years, you know, they’ve been in these companies, and that’s one of the targets that we’re looking at when we do our M and A How long have you been with your customer base? Who are those customers? And are they sticky? Are they going to stick with you as you get acquired and expand your offering capabilities to include the other companies so synergistically, bringing more solutions to the table. So I think that gives us an advantage in those areas, but it really does come down to relationship and the products that you continuously performed on delivering once again, once again and once again to those customers. They. Continue to come back, and that’s critical to our success.

Nick Clayton 10:03

Yeah, and you touched upon a little bit earlier there, in terms of among your growth initiatives you’ve mentioned in your investor presentation and materials, is a move into the EU market, and there seems to have been a lot of interesting sort of push and pull right now in terms of the market dynamics around both us EU trade, but also in the way that Europe has been trying to ramp up its own defense spending to help both itself and Ukraine, while maybe leaning a bit more on its own industrial base than the US, is just sort of, what are you seeing when it comes to how you’re going to work through that strategy? From your standpoint, will it mean more localizing stuff across the pond? Just sort of, how is that dynamic going to go? Do you think?

Brent Borden 10:37

Yeah. So as we look at that, you know, we are in a diverse situation. So we have the commercial aerospace side as well as the defense side, space and energy we’re also involved in. And so it gives us a little diversification across the market. So we’re not having to rely specifically on foreign materials or foreign activities to acquire we’re actually looking at going across the whole space. But most people don’t know that a lot of those military sales that go into protecting the EU come from our own military and so foreign military sales is important to the systems that we develop and build here in the US and then deliver abroad. And so there’s also maintenance requirements. So you know, for example, the F 35 you look at all the countries that are operating the F 35 and those parts and maintainers have to be provided and available. And so as we look at that, we see that the market, even though it is going into the EU, is also being manufactured and sustained here in the US, yeah.

Nick Clayton 11:32

And so looking at your acquisition pipeline moving forward, does it look like to you a fairly equal expansion in each of your existing business lines, or are there potentially some more opportunities in some areas than others?

Brent Borden 11:43

Yeah, definitely more opportunities in some areas than others. And we’re looking at a fourth segment, that’s a technology segment. And so as we do that, we look at, we’ve been talking to AI companies, and so there’s an interesting piece there that we’re pursuing and looking into as an acquisition opportunity there low latency, which is the speed at which signals get through different networks, is critical to our success on the electronic warfare spectrum, and so we’re looking at the opportunity to acquire companies that are leading in that area of technology. So it’s not just the base work that we’re doing here, but we are looking at a unique manufacturing capability as well. So chemical manufacturing, for example, is where you etch material away to be able to get to certain tolerances and dimensions. And it’s critical to aircraft engine manufacturing, as well as other spaces where you need to reduce and protect the materials that have been cut or additively manufactured or electrical discharge machine, you have to be able to remove some of that. And so that piece is interesting because it’s in between the non the additive manufacturing and the non destructive test, because once you do an operation like that, you have to test to make sure you didn’t leave cracks or voids in the material. And so as you look at the supply chain, we’re trying to fill that out so that we don’t have to rely on outside sources, and we can get deliveries quickly to our customers, in addition to moving into a technical realm with sensors and other capabilities that we think are critical to the future of the Dow, yeah, and you’ve mentioned how a large portion of PAD’s clients have been with one or more subsidiaries as clients for 10 plus years, and just given the fact that Your relationship with them is providing a mix of kind of ongoing maintenance, but also, you know, individual pieces of hardware.

Nick Clayton 13:11

How much visibility Do you have into your future revenue moving forward through those relationships?

Brent Borden 13:31

You know, it’s difficult to determine. I don’t have the facts right here in front of me with regard to, you know, specifics on how that’s broken out, but I do know that the demand from those customers is increasing dramatically. We have one company that, over the next five years, is being asked to grow 500% in their manufacturing of hot sections that go into jet engines. If you look at the energy market, and we’ve looked at that as something that’s important going forward, and you have the AI data centers that require power. How are we getting power? Well, you can get it from the local power company that needs to get to that that last mile, to get to your data center. Or you could go to nuke capability, which they’re trying to build and develop now rapidly to be able to provide power for that. That’s going to be a little ways off. Currently, they’re using a arrow derivative of a gas turbine engine. So they’re taking engines, old engines, from airplanes, refurbishing those, and using those as power sources to drive the data AI centers. And so because of that, we have been in the middle of manufacturing jet engines for a long time. So we’re back in that game. We’re refurbishing the old jet engines to get into the new market, and that market is growing dramatically as well. So we’re just seeing that across the board uptick in all of the orders when it comes to the Dow and the needs that they have. You’ve seen an increase from 1 trillion to 1.5 trillion, potentially in 2027 and so with that opportunity flowing out there, and you mentioned the EU before, 5% of GDP is the goal. We’re a little over 2% I believe, now. And so where is that going to go, except upward and provide us opportunity to continue to grow in the segments that we’re in and the new ones that we’re acquiring.

Adam Gishen 15:10

I mean, if you take a look at backlog, for example, which is a good indicator of predictability for future revenues the company is going to or has started 2026 with over 60% of its revenues in backlog. And these are purchase orders which are signed. These are clients which the company worked on for many years, customers. So a very high visibility into not only 2026 but also the pipeline is building for 2027 they’ve got really good visibility, I would say, over the next year, 18 months, in terms of predictability of revenue, right?

Nick Clayton 15:38

And so, I mean, this is a question a bit for both of you, because you both came to this transaction from somewhat different angles. But what made you each sort of convinced that now was the time for this company to go public, and why was a SPAC the right fit for that move at this time?

Brent Borden 15:53

So I’ll start off Adam. So important to us was the ability to rapidly grow in a market that’s growing. We want to keep up with the market. And in order for us to do that, while we do have organic and synergistic growth between the existing entity, we want to use capital to be able to grow quickly through the M and A process and the strategy that we’ve been successful with. And so we’re looking for those companies that we can align with that will help us grow quickly. And so the need for capital and to go into the public market. Was important for us to be able to get that public capital and be able to execute on that, with respect to working with Adam and the FACT II team, we see value in them, in that Adam has a large experience, long experience, in the IR world, as well as capital markets, and so he’s bringing that to the table. And they have relationships that are deep in many of the family offices as well as the capital markets there. And so we’re excited to be able to take advantage of the teamwork that we bring together over many years to come. So we don’t see this as a de-spac’ing and thank you. We’ll walk away. We see this as a long term relationship, and because they see it like that, that’s what’s important to us in this partnership.

Adam Gishen 17:01

Yeah, I guess, from my perspective, and thanks, Brent, I echo all of that. I think from my perspective, the way that I see this transaction is slightly more akin to an IPO than a traditional D SPAC, both in terms of kind of the multiple of which we’re coming public, which is, you know what, what we think is very reasonable multiple. It’s just over 12 times current years, EBITDA, and when we’ve done work on the peer group, and you can see it in our investor decks, and what we’ve published, there’s a very significant or attractive, I would say, discount to the to the public peers. So that’s, number one, the premise that the company’s raising capital, and people should be allowed the opportunity to come in at a level which is, which is realistic. And the second is that we feel that going public with PAD is going to unlock a huge amount of growth, both in terms of giving the company incremental capital to do M and A and the acquisitions that they made today, they’re going just fine. You know, if you’re going to listen to some of the investor work that we do, as Brent said, you know, all this up 500% in some of their largest, largest subsidiaries, it’s access to capital, and it’s providing the company with a base from which it can grow rapidly from this point.

Nick Clayton 18:06

And so you’re also able to announce an $80 million financing facility with BC partners as a part of this transaction. Why do you think that’s going to be important for this company moving forward?

Adam Gishen 18:15

Yeah, no, it’s it was a great it was a great announcement. We were very proud of it, although I should say that it’s subject to definitive and final documentation. So we’re working through that. But that 80 million facility that is with BC partners, a very, very well regarded private equity and credit fund manager based here in the US, and that facility will allow the company specifically to be very nimble around M and A opportunities. Right now, the capital structure of the company is very simple. It’s very lowly geared round about one time geared in terms of its or one time levered. But that facility that BC partners have committed to will allow the company to move very quickly if they see the right target, and that flexibility and ability for the company to move quick, I think, is really important. So it’s both the equity that we’re raising as term in terms of pipe and trust capital, but then the financing, pure financing capability that BC partners will provide.

Brent Borden 19:11

Yeah, and if I could add Adam, the one piece that’s really exciting for me as the CEO is that the two partners we’re working with at BC partners are not just focused on the lending and credit side. They actually have owned and operated private and public companies, and so them coming on board and providing their expertise and guidance and counsel as we move into and acquire other companies is going to be significant to me. So I’m looking forward to working with that team in that unique way. Yeah.

Nick Clayton 19:37

I mean, it’s interesting time to be, you know, having all of these discussions. I imagine, you know, you mentioned the peer group. I imagine things have moved in a positive direction for that peer group since you know, some of the your early conversations have even been had, and as you’re now engaging with potential pipe investors throughout this process, have you noticed just sort of the sentiment changing at all with everything else that’s going on in the world as you’ve been engaging with others about this transaction?

Adam Gishen 20:03

I would say that it hasn’t changed. I would say that when we signed the LOI with the company back in late 2025 sentiment was already very bullish in this sector. So it’s gone from very bullish to very tangible, you know, with what’s been going on in Iran and across the Middle East. So I think people kind of knew that there was a massive rearming and refocus domestically in America on getting the military in great shape, you know, and the hardware they have to they have to use. But now it’s obviously playing out on live TV, so it’s just bringing it home to people that actually where the company sits is right in the sweet spot of the American defense industrial complex. And as you say, the multiples for that, for those type of companies, is been going up very, very nicely when you talk about the defense industrial base. And obviously we’re a piece of that, but that is our deterrent in America.

Brent Borden 20:49

So if you look at the integrated deterrent, as the Dow talks about it, that includes the nuclear deterrent that I used to work for in the DOE, as well as the ability to project force, which is what you’re seeing in Iran and other places around the world. No one, no other country, can do that. Israel does, but most countries cannot provide that type of capability. And so as you look at that, and then you see the immense growth in the budget that the administration is is is putting out to Congress. It’s unbelievable the amount of capital that’s going into this market space, and we’re poised to grow with it. We’re excited about it, and it’s laid out in the investor presentation.

Nick Clayton 21:28

How you plan on utilizing the cash proceeds from this deal to primarily fund acquisitions moving forward, but you will have public share capital at your disposal after close, just sort of all things being equal. Would you be interested in getting shares into the mix as a part of your deal structures with the acquisition targets and sort of, what are your thoughts on that?

Brent Borden 21:48

Yeah, we absolutely do. That is part of the structure for us. We try to stick around 5050, 50% cash, 50% equity, and we even move beyond that. So that’s the initial acquisition at a really attractive multiple. But we also move beyond that, where we incentivize the owner and some team members, at times to, over the next five years, increase their EBITDA, and we’ll pay those multiples again on the that increase, and so they’re motivated to continue to stay with the company and grow, which is the individual that we’re looking for in our acquisitions and get paid upon that so that they can continue to build the overall organization in addition to their own.

Nick Clayton 22:27

And for Adam as well. I mean, you touched upon the peer group as well. I mean, just looking at the market in general, given how established PAD is it good historic financials available to take a look at, and there’s plenty of publicly traded peers out there. Just from your standpoint, you touched upon how SPACs have, in the past, frequently gone into sectors that are maybe a little early, or maybe there isn’t so much kind of publicly available data you can really grab onto here. I mean, was this kind of a straightforward valuation process for you? Just like I guess, how different was it compared to probably some of the other opportunities you were seeing out there?

Adam Gishen 23:04

Yeah. So the way that the company present their financials is quite straightforward. They basically, and you see it in our obviously, in our disclosures, there’s two cases. There’s an organic growth case. So they take their existing companies within the perimeter, right, those companies which either bought or just about to be closed. And so there’s an organic case, and then there’s a secondary case, we call the management case, which layers in a couple of acquisitions. In this case, two acquisitions during the year 2026 that they expect to close. So you can have a pretty conservative base case with modest growth, kind of mid teens, revenue growth, nothing crazy. That gets you to the base case. And then you layer in what they expect to generate from the two acquisitions. And it brings it to your management case. That generates the expected EBITDA for 2026, and then, hence the multiport, which we go public at 12 and a half times, I think the company is 100% doing the right thing, which is we want to raise capital to grow, and we’re going to pick a multiple at which we can defend in the public markets and allows us to basically, you know, grow with our shareholders over time and rewrite the multiple so it wasn’t contentious at all, to be honest. And, you know, getting to a point where a multiple is both attractive for an entry point and obviously satisfies the existing shareholders. I think was, was relatively straightforward.

Nick Clayton 24:24

And, from your standpoint as well, you mentioned that you’re going to aim to be a part of the longer term journey with PAD over the future. How is your group planning to continue to support the company post listing?

Adam Gishen 24:36

Well, for my own part, I’ve run investor relations. I was running IR for Credit Suisse for five years. So I have a very good, I think, understanding of, you know, what constitutes, you know, best practice in terms of building a shareholder register, maintaining good communications with shareholders, doing investor days, conferences, you know, all of this stuff that is really important for a public company, both while they’re raising cap. Law, but also, after they’ve gone public, you just need to keep very visible, and you need to, you know, stay close to your shareholders. And so that’s that’s for my part, that’s what I’ll be helping the company with after transaction. I’ll join the board as a non exec, but that’s what I’ll be overseeing and making sure that we really have a great shareholder register that we can go back to with, with opportunities. And then the other thing, which I guess differentiates us as a sponsor, is one of my partners has a really deep family office network here in the USA. We’ve got two partners based in the US, two partners in Europe, and one of my partners, Richard Nespola, has, as I said, they’re part of a kind of a club of families that exchange ideas and look at interesting investment opportunities. So that’s a part of the, I guess, capital raising menu that we have, and we’ll be utilizing that.

Nick Clayton 25:46

Plenty of interesting things for investors to keep an eye on while they’re thinking about this transaction, I think throughout the rest of the year, we touched upon SpaceX for which, you know, Pat is a contractor, and they’re looking at an IPO of their own potentially this year. And so I think there’s going to be a lot of lot of interesting events that are sort of out there.

But I mean, in terms of your investors, what do you see as being some of the kind of the big milestones to sort of be looking out for additional news for with this company in these coming months and quarters?

Brent Borden 26:14

Well, for me, in the coming months, you know, obviously closing on this transaction in the public market is going to be exciting for us and our shareholders, and then moving forward beyond that success, quarter over quarter, looking at our earnings and ensuring that we hit those targets and exceed them, and then our M and A activity on top of that, being successful to get to the targets that we’ve established for 26 are critical milestones, and I think that will bring excitement to the market to see how we are continuing to move forward, but that’s where we’re focused, and that’s what we’re going to be looking at, and we believe that will excite the market as we hit those targets, and then beyond that, we’ll continue to build, Like I mentioned, with additional technology and capabilities that we can bring to the market, which includes the Dow so calm and other government organizations, in addition to the OEMs we support today, you.

Forward-Looking Statements

This communication relates to the proposed business combination between FACT II Acquisition Corp. (“FACT”) and Precision Aerospace & Defense Group, Inc. (“PAD” or the “Company”) (the “Business Combination”). This communication includes “forward-looking statements” within the meaning of applicable U.S. federal securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to: statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; future ventures or investments in companies, products, services or technologies; the potential for the Company to increase in value; the satisfaction of the closing conditions of the proposed Business Combination and any other transaction related thereto; expectations relating to the proposed Business Combination and any other transaction related thereto; and the timing of the closing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of PAD’s and FACT’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of PAD and FACT.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause PAD’s or FACT’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that PAD is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; PAD’s limited operating history; PAD’s expectations regarding future financial performance, capital requirements and unit economics; PAD’s use and reporting of business and operational metrics; PAD’s competitive landscape; PAD’s dependence on members of its senior management and its ability to attract and retain qualified personnel; PAD’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; PAD’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; PAD’s reliance on strategic partners and other third parties; PAD’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; changes in market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination or any other transaction related to the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any statements or enforcements or other actions relating to special purpose acquisition companies by the U.S. Securities and Exchange Commission (the “SEC”)) that could adversely affect the combined company or the expected benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; the risk that the approval of the shareholders of FACT or PAD or any other condition to the closing of the proposed Business Combination is not obtained; failure to realize the anticipated benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; risks relating to any legal proceedings that may be instituted against FACT, the combined company or others in connection with the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to PAD and the combined company; the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; global economic and political conditions; the amount of redemption requests made by FACT’s public shareholders; and those factors discussed in documents that FACT has filed or will file with the SEC.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the documents filed by FACT from time to time with the SEC, including the Registration Statement (as defined below), when available. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements are not guarantees of future performance, and readers are cautioned not to place undue reliance on them. All forward-looking statements speak only as of the date of this communication. Neither PAD nor FACT undertakes any obligation to update or revise any forward-looking statements to reflect events, developments, or circumstances after the date hereof, except as required by applicable law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed Business Combination, FACT and PAD have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement for the solicitation of FACT shareholder approval and a prospectus for the offer and sale of FACT securities in the proposed Business Combination, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed Business Combination. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF FACT AND PAD ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement, prospectus and other documents containing important information about FACT and PAD as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

FACT, PAD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FACT’s shareholders in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be contained in the proxy statement/prospectus pertaining to the proposed Business Combination when available at www.sec.gov.